EXHIBIT (a)(5)(B)

          This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 28, 2011, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Morgan Stanley & Co. Incorporated, the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Celera Corporation
at
$8.00 Per Share
by
Spark Acquisition Corporation
a wholly-owned subsidiary of
Quest Diagnostics Incorporated

          Spark Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”) is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Tendering stockholders of Celera who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

          Quest Diagnostics and/or the Purchaser will pay all charges and expenses of the Depositary, Morgan Stanley & Co. Incorporated, which is acting as dealer manager for the Offer (the “Dealer Manager”), and D.F. King & Co., Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Celera. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON MONDAY, APRIL 25, 2011, UNLESS THE OFFER IS EXTENDED.

          There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) since March 17, 2011, no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred. The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, which together with the Shares, if any, then beneficially owned by Quest Diagnostics or the Purchaser or with respect to which Quest Diagnostics or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to the guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee)) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement on the date the Shares are accepted for payment. The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

          The purpose of the Offer is to acquire control of, and the entire equity interest in, Celera. No appraisal rights are available to holders of Shares in connection with the Offer.

          The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 17, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Quest Diagnostics, the Purchaser and Celera. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into Celera (the “Merger”), with Celera continuing as the surviving corporation and a wholly-owned subsidiary of Quest Diagnostics. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Celera, Quest Diagnostics, the Purchaser or any of their direct or indirect wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of Quest Diagnostics, the Purchaser, Celera or the holders of the Shares, be converted into the right to receive $8.00, net to the holder thereof in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes. Quest Diagnostics has agreed under the Merger Agreement to provide or cause to be provided to the Purchaser the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase pursuant to the Offer. The Merger Agreement is more fully described in Section 11(b)—“The Merger Agreement” of the Offer to Purchase.

          The Celera board of directors has, by unanimous vote of those present and voting, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Celera and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Celera accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

          Pursuant to the terms of the Merger Agreement, Celera has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares acquired by Purchaser pursuant to the Offer, will constitute one Share more than 90% of the outstanding Shares (determined on a fully diluted basis (after giving effect to the issuance of the Top-Up Shares but excluding from the Purchaser’s ownership, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee)); provided that the Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed Celera’s then authorized and unissued Shares (including any treasury Shares) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, Purchaser would not hold of record at least 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect the Merger pursuant to Delaware’s “short form” merger statute. Following the Offer, if the Purchaser would not own at least 90% of the outstanding Shares, a Celera stockholder vote is required to consummate the Merger. In such case, the approval of the Merger at a meeting of Celera’s stockholders would be assured because of the Purchaser’s ownership of at least a majority of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

          Upon the terms and subject to the conditions of the Merger Agreement, in the event that Quest Diagnostics and the Purchaser acquire, in the aggregate, at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all reasonably necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of Celera in accordance with Section 253 of the DGCL.

          For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Celera for the purpose of receiving payments from the Purchaser and transmitting such payments, less any required withholding taxes, to stockholders of Celera whose Shares have been accepted for payment. Under no circumstances will the Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

          In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

          The Merger Agreement provides that the Purchaser will extend the Offer for successive periods of up to twenty (20) business days each if, at the then-scheduled expiration time of the Offer, any of the conditions to the Offer (which are described in Section 14—“Conditions of the Offer” of the Offer to Purchase) have not been satisfied or, where permitted by applicable law, waived by Quest Diagnostics or the Purchaser. The Merger Agreement also provides that the Purchaser will extend the expiration time of the Offer for any period or periods required by applicable law or any applicable rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff. Notwithstanding the foregoing two sentences, the Purchaser will not be required to extend the Offer for any reason beyond September 17, 2011.

          If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following the Purchaser’s acceptance and payment for Shares tendered in the Offer, the Purchaser will, if necessary to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (and one or more extensions thereof) of three (3) to twenty (20) business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which stockholders of Celera may tender, but not withdraw, their shares and receive the Offer Price. The Purchaser is not required to provide for a subsequent offering period if the Purchaser exercises the Top-Up Option.

          Shares tendered pursuant to the Offer may be withdrawn at any time prior to April 25, 2011, the expiration of the initial Offer, (including any extensions thereof but excluding the pendency of any subsequent offering period). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in the Offer to Purchase on or prior to May 26, 2011, Shares may also be withdrawn at any time after May 26, 2011.

          For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of Quest Diagnostics, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during a subsequent offering period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

          The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

          Celera has provided the Purchaser with Celera’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

          The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

                    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

          Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Quest Diagnostics’s expense. Stockholders may also contact their banks, brokers, commercial banks or trust companies for assistance concerning the Offer. Quest Diagnostics and the Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

1585 Broadway New York, New York 10036 Call Toll-Free: 1-855-483-0952	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers Call: 212-269-5550 Stockholders and All Others: Call Toll-Free: 800-347-4750 Email: tender@dfking.com

March 28, 2011